Aflac Incorporated 1st Quarter 2013 Form 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Three Month Ended March 31,

	2013	2012
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$892	$785
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	466,462	465,887
Dilutive effect of share-based awards	2,662	2,646
Weighted-average outstanding shares used in the computation of earnings per share - diluted	469,124	468,533
Earnings per share:
Basic	$1.91	$1.68
Diluted	1.90	1.68